Exhibit 99.2

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended		For the six months ended
	(unaudited, in millions of Canadian dollars except for per share amounts)	June 30, 2013	June 30, 2012(1)	June 30, 2013	June 30, 2012(1)
	Revenue
	Premiums
	Gross	$3,709	$3,130	$7,117	$6,436
	Less: Ceded	1,335	1,265	2,710	2,573
	Net	2,374	1,865	4,407	3,863
	Net investment income (loss):
	Interest and other investment income	1,272	1,192	2,509	2,205
	Change in fair value through profit or loss assets and liabilities (Note 5)	(3,356)	1,339	(3,704)	769
	Net gains (losses) on available-for-sale assets	36	68	60	87
	Net investment income (loss)	(2,048)	2,599	(1,135)	3,061
	Fee income	892	718	1,736	1,433
	Total revenue	1,218	5,182	5,008	8,357

	Benefits and expenses
	Gross claims and benefits paid (Note 7)	3,047	2,806	5,958	5,608
	Increase (decrease) in insurance contract liabilities (Note 7)	(2,555)	1,751	(2,333)	1,725
	Decrease (increase) in reinsurance assets (Note 7)	(76)	284	(183)	80
	Increase (decrease) in investment contract liabilities (Note 7)	16	(5)	32	10
	Reinsurance expenses (recoveries) (Note 13)	(1,285)	(1,209)	(2,543)	(2,419)
	Commissions	407	336	796	660
	Net transfer to (from) segregated funds (Note 10)	(1)	(33)	(3)	(37)
	Operating expenses	989	794	1,946	1,615
	Premium taxes	59	56	116	119
	Interest expense	89	97	176	186
	Total benefits and expenses	690	4,877	3,962	7,547

	Income (loss) before income taxes	528	305	1,046	810
	Less: Income tax expense (benefit) (Note 8)	108	32	193	99

	Total net income (loss) from continuing operations	420	273	853	711
	Less: Net income (loss) attributable to participating policyholders	(1)	(1)	(7)	1

	Shareholders’ net income (loss) from continuing operations	421	274	860	710
	Less: Preferred shareholders’ dividends	30	30	59	61
	Common shareholders’ net income (loss) from continuing operations	$391	$244	$801	$649
	Common shareholders’ net income (loss) from discontinued operation (Note 3)	$8	$(154)	$111	$127
	Common shareholders’ net income (loss)	$399	$90	$912	$776

(1) Balances have been restated. Refer to Notes 2 and 3.
Average exchange rates during the reporting periods:	U.S. dollars	1.02	1.01	1.02	1.01
	U.K. pounds	1.57	1.60	1.57	1.59
	Earnings (loss) per share (Note 12)
	Basic earnings (loss) per share from continuing operations	$0.65	$0.41	$1.33	$1.10
	Basic earnings (loss) per share from discontinued operation	$0.01	$(0.26)	$0.18	$0.22
	Basic earnings (loss) per share	$0.66	$0.15	$1.51	$1.32

	Diluted earnings (loss) per share from continuing operations	$0.64	$0.41	$1.32	$1.09
	Diluted earnings (loss) per share from discontinued operation	$0.01	$(0.26)	$0.18	$0.21
	Diluted earnings (loss) per share	$0.65	$0.15	$1.50	$1.30
	Dividends per common share	$0.36	$0.36	$0.72	$0.72

The attached notes form part of these Interim Consolidated Financial Statements.

38	Sun Life Financial Inc.	Second Quarter 2013	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the sixth months ended
(unaudited, in millions of Canadian dollars)	June 30, 2013	June 30, 2012(1)	June 30, 2013	June 30, 2012(1)
Total net income (loss)	$428	$119	$964	$838
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	362	188	567	6
Unrealized gains (losses) on net investment hedges	(59)	(23)	(88)	(6)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	(282)	15	(153)	191
Reclassifications to net income (loss)	(24)	(74)	(56)	(99)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	7	(5)	9	7
Reclassifications to net income (loss)	(5)	2	(9)	(4)
Total items that may be reclassified subsequently to income	(1)	103	270	95
Items that will not be classified subsequently to income:
Changes in liabilities for defined benefit plans	160	–	161	–
Total items that will not be reclassified subsequently to income	160	–	161	–
Total other comprehensive income (loss)	159	103	431	95
Total comprehensive income (loss)	587	222	1,395	933
Less: Participating policyholders’ comprehensive income (loss)	–	–	(4)	1
Shareholders’ comprehensive income (loss)	$587	$222	$1,399	$932

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses, including net investment hedges	$2	$–	$(1)	$5
Unrealized gains / losses on available-for-sale assets	49	16	29	(33)
Reclassifications to net income for available-for-sale assets	(1)	18	(1)	24
Unrealized gains / losses on cash flow hedges	(6)	(1)	(10)	(7)
Reclassifications to net income for cash flow hedges	1	–	3	2
Total items that may be reclassified subsequently to income	45	33	20	(9)
Items that will not be reclassified subsequently to income:
Changes in liabilities for defined benefit plans	(71)	–	(67)	–
Total items that will not be reclassified subsequently to income	(71)	–	(67)	–
Total income tax benefit (expense) included in other comprehensive income (loss)	$(26)	$33	$(47)	$(9)

(1)	Balances have been restated. Refer to Note 2.

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	39

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			As at
(unaudited, in millions of Canadian dollars)		June 30, 2013	December 31, 2012(1)	June 30, 2012(1)
Assets
Cash, cash equivalents and short-term securities (Note 5)		$6,090	$7,026	$8,391
Debt securities (Note 5)		53,304	54,362	63,354
Equity securities (Note 5)		5,043	5,026	4,702
Mortgages and loans		28,767	27,248	28,868
Derivative assets		1,226	2,113	2,720
Other invested assets (Note 5)		1,863	1,272	1,451
Policy loans		2,761	2,681	3,287
Investment properties		6,118	5,942	5,684
Invested assets		105,172	105,670	118,457
Other assets		3,058	2,657	3,112
Reinsurance assets (Note 7)		3,576	3,240	3,438
Deferred tax assets		993	1,099	1,773
Property and equipment		660	665	587
Intangible assets		872	862	888
Goodwill		3,975	3,911	3,940
Assets of disposal group classified as held for sale (Note 3)		14,746	15,067
Total general fund assets		133,052	133,171	132,195
Investments for account of segregated fund holders from continuing operations (Note 10)		68,408	64,987	90,160
Investments for account of segregated fund holders classified as held for sale (Note 3)		28,956	27,668
Total assets		$230,416	$225,826	$222,355

Liabilities and equity
Liabilities
Insurance contract liabilities (Note 7)		$86,537	$87,275	$97,937
Investment contract liabilities (Note 7)		2,453	2,303	3,141
Derivative liabilities		946	594	1,144
Deferred tax liabilities		2	6	5
Other liabilities		8,331	8,169	8,345
Senior debentures		2,849	2,849	2,849
Subordinated debt		2,400	2,740	2,743
Liabilities of disposal group classified as held for sale (Note 3)		11,915	12,689
Total general fund liabilities		115,433	116,625	116,164
Insurance contracts for account of segregated fund holders from continuing operations (Note 10)		62,220	59,025	84,490
Investment contracts for account of segregated fund holders from continuing operations (Note 10)		6,188	5,962	5,670
Insurance contracts for account of segregated fund holders classified as held for sale (Note 3)		28,956	27,668
Total liabilities		$212,797	$209,280	$206,324

Equity
Issued share capital and contributed surplus		$10,792	$10,621	$10,485
Retained earnings and accumulated other comprehensive income		6,827	5,925	5,546
Total equity		$17,619	$16,546	$16,031
Total liabilities and equity		$230,416	$225,826	$222,355
(1) Balances have been restated. Refer to Note 2.

Exchange rates at the end of the reporting periods:	U.S. dollars	1.05	0.99	1.02
	U.K. pounds	1.60	1.61	1.60

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on August 7, 2013.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

40	Sun Life Financial Inc.	Second Quarter 2013	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2013	June 30, 2012(1)
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,503	$2,503
Common shares
Balance, beginning of period	8,008	7,735
Stock options exercised	46	6
Issued under dividend reinvestment and share purchase plan (Note 9)	131	134
Balance, end of period	8,185	7,875
Contributed surplus
Balance, beginning of period	110	102
Share-based payments	3	6
Stock options exercised	(9)	(1)
Balance, end of period	104	107
Retained earnings
Balance, beginning of period	5,817	5,107
Net Income (loss)	971	837
Dividends on common shares	(434)	(425)
Dividends on preferred shares	(59)	(61)
Balance, end of period	6,295	5,458
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	604	320
Unrealized cumulative translation differences, net of hedging activities	(464)	(287)
Unrealized gains (losses) on transfers to investment properties	6	6
Unrealized gains on derivatives designated as cash flow hedges	13	9
Cumulative changes in liabilities for defined benefit plans (Note 2)	(179)	(179)
Balance, beginning of period	(20)	(131)
Total other comprehensive income (loss) for the period	428	95
Balance, end of period	408	(36)
Total shareholders’ equity, end of period	$17,495	$15,907
Participating policyholders:
Retained earnings
Balance, beginning of period	$131	$124
Net income (loss)	(7)	1
Balance, end of period	124	125
Accumulated other comprehensive income (loss), net of taxes
Unrealized cumulative translation differences, net of hedging activities	(3)	(1)
Balance, beginning of period	(3)	(1)
Total other comprehensive income (loss) for the period	3	–
Balance, end of period	–	(1)
Total participating policyholders’ equity, end of period	$124	$124
Total equity	$17,619	$16,031

(1)	Balances have been restated. Refer to Note 2.

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	41

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended			For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2013	June 30, 2012(1)		June 30, 2013	June 30, 2012(1)
Cash flows provided by (used in) operating activities
Total income (loss) before income taxes	$537	$65		$1,209	$992
Add: interest expense related to financing activities	86	95		172	184
Operating items not affecting cash:
Increase (decrease) in contract liabilities	(3,090)	2,169		(3,407)	1,283
(Increase) decrease in reinsurance assets	(120)	476		(181)	18
Unrealized (gains) losses on investments	3,908	(1,264	)(2)	4,365	(632	)(2)
Other non-cash items	132	55		(563)	(306)
Operating cash items:
Deferred acquisition costs	(12)	(13)		(23)	(25)
Realized (gains) losses on investments	(122)	(549	)(2)	73	(246	)(2)
Sales, maturities and repayments of investments	17,414	29,187	(2)	32,427	48,662	(2)
Purchases of investments	(18,965)	(28,810	)(2)	(32,815)	(48,995	)(2)
Change in policy loans	(9)	(11)		(13)	(6)
Income taxes received (paid)	(71)	(20)		(221)	(55)
Other cash items	(535)	290	(2)	(898)	44	(2)
Net cash provided by (used in) operating activities	(847)	1,670		125	918
Cash flows provided by (used in) investing activities
(Purchase) sale of property and equipment	(11)	(53)		(27)	(77)
Investment in and transactions with associates and joint ventures
(Note 3)	(288)	38		(313)	32
Dividends received from associates and joint ventures	–	–		10	–
Other investing activities	(11)	(20)		(16)	(27)
Net cash provided by (used in) investing activities	(310)	(35)		(346)	(72)
Cash flows provided by (used in) financing activities
Borrowed funds	(2)	(10)		(9)	14
Collateral on senior financing	1	(3)		13	(5)
Issuance of subordinated debt	–	–		–	796
Redemption of subordinated debt (Note 9)	(350)	(800)		(350)	(800)
Issuance of common shares on exercise of stock options	12	1		37	5
Dividends paid on common and preferred shares	(177)	(175)		(355)	(346)
Interest expense paid	(97)	(127)		(149)	(210)
Net cash provided by (used in) financing activities	(613)	(1,114)		(813)	(546)
Changes due to fluctuations in exchange rates	(23)	26		(46)	9
Increase (decrease) in cash and cash equivalents	(1,793)	547		(1,080)	309
Net cash and cash equivalents, beginning of period	4,544	4,107		3,831	4,345
Net cash and cash equivalents, end of period	2,751	4,654		2,751	4,654
Short-term securities, end of period	4,002	3,486		4,002	3,486
Net cash and cash equivalents and short-term securities, end of period	$6,753	$8,140		$6,753	$8,140
Less: Net cash and cash equivalents and short-term securities, classified as held for sale, as at June 30, 2013 (Note 3)	$1,056			$1,056
Net cash and cash equivalents and short-term securities from continuing operations, as at June 30, 2013	$5,697			$5,697

(1)	Balances have been restated. Refer to Note 2.
(2)	Certain derivative cash flows within operating activities have been reclassified to be consistent with the current presentation of these cash flows.

The attached notes form part of these Interim Consolidated Financial Statements.

42	Sun Life Financial Inc.	Second Quarter 2013	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.    Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we” or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2012 Annual Consolidated Financial Statements except as described in Note 2. Our Interim Consolidated Financial Statements should be read in conjunction with our 2012 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.    Changes in Accounting Policies and Adjustments

2.A New and Amended International Financial Reporting Standards Adopted in 2013

We have adopted the following new and amended standards in the current year.

In May 2011, IFRS 10 Consolidated Financial Statements (“IFRS 10”) was issued, which replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation-Special Purpose Entities. It defines the principle of control, establishes control as the basis for determining which entities are consolidated, and sets out the requirements for the preparation of consolidated financial statements. Under this standard, an investor controls an investee when it has power over the investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. We adopted this standard on a retrospective basis on January 1, 2013.

As a result of the adoption of this standard, we have deconsolidated Sun Life Capital Trust and Sun Life Capital Trust II (together, the “SL Capital Trusts”) which issued the Sun Life ExchangEable Capital Securities (“SLEECS”), for all periods presented in our Interim Consolidated Financial Statements. We have deconsolidated the SL Capital Trusts because the primary asset in each of these trusts is a senior debenture issued by us and therefore we do not have exposure or rights to variable returns from our involvement in these entities. This deconsolidation did not have any impact on our Interim Consolidated Statements of Operations or our basic and diluted earnings per share (“EPS”) for the current period or any of the prior periods presented. However, the deconsolidation impacted our Consolidated Statements of Financial Position for the current period and all prior periods presented. The impact of the deconsolidation on the Consolidated Statements of Financial Position for prior periods is shown in the table at the end of this note. Similar adjustments were made in the current period.

The segregated fund assets continue to be reported on the Interim Consolidated Statements of Financial Position as a single line as Investments for account of segregated fund holders since we have legal ownership of these assets. Since the policyholder bears the risks and rewards of the fund’s performance, we continue to present only the fee income earned from the segregated funds and not the investment income earned on these assets that is credited to the policyholder. We have not consolidated the underlying mutual funds that the segregated funds invest in even though in some cases we have power over these funds because the policyholder, not us, is exposed to the variability associated with these funds. In Note 10, we have expanded our disclosures related to the risks associated with our segregated funds by providing disclosure of the composition of the Investments for account of segregated fund holders by type of segregated fund. This standard has not yet been adopted in all jurisdictions that use IFRS and we will continue to monitor the implementation of the standard in other jurisdictions.

In May 2011, IFRS 11 Joint Arrangements (“IFRS 11”) was issued which replaces IAS 31 Interests in Joint Ventures. It requires a party to a joint arrangement to determine the type of arrangement in which it is involved by assessing its rights and obligations from the arrangement. It eliminates the option to use the proportionate consolidation method for joint ventures and requires that the equity method be applied to account for our investment in these entities. This standard is effective for annual periods beginning on or after January 1, 2013. The adoption of this standard did not have a material impact on our Interim Consolidated Financial Statements.

In May 2011, IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) was issued, which applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 requires that an entity disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and to evaluate the effects of those interests on its financial position, financial performance and cash flows. We will include the relevant disclosures in our 2013 Annual Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	43

In June 2012, the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments clarify the transition guidance in IFRS 10 and provide transitional relief for IFRS 10, IFRS 11 and IFRS 12 by limiting the comparative information requirements to only the preceding comparative period and by removing certain disclosure requirements for the comparative period from IFRS 12. The effective date of these amendments was January 1, 2013, consistent with the effective date of IFRS 10, 11 and 12. We applied these amendments when we adopted IFRS 10 and IFRS 11 on January 1, 2013 and will apply the transitional guidance amendments related to IFRS 12 in our 2013 Annual Consolidated Financial Statements.

As a result of the issuance of IFRS 10, IFRS 11 and IFRS 12, both the current IAS 27 and IAS 28 Investments in Associates (“IAS 28”) were amended. The requirements related to separate financial statements will remain in IAS 27 while the requirements related to consolidated financial statements are replaced by IFRS 10. The disclosure requirements currently in IAS 28 are replaced by IFRS 12. The amendments are effective for annual periods beginning on or after January 1, 2013. The amendments to IAS 27 and IAS 28 did not have an impact on our Interim Consolidated Financial Statements.

In May 2011, IFRS 13 Fair Value Measurement (“IFRS 13”) was issued. IFRS 13 defines fair value and sets out a single framework for measuring fair value when fair value is required by other IFRS standards. It also requires disclosures about fair value measurements and expands fair value disclosures to include non-financial assets. This standard is effective for interim and annual periods beginning on or after January 1, 2013. We have included the additional disclosures required by this standard in Note 5 of our Interim Consolidated Financial Statements and additional disclosures will be included in our 2013 Annual Consolidated Financial Statements.

In June 2011, IAS 19 Employee Benefits (“IAS 19”) was amended. Under the amended standard, actuarial gains and losses will no longer be deferred or recognized in net income, but will be recognized immediately in other comprehensive income (“OCI”). Past service costs will be recognized in the period of a plan amendment and the annual expense for a funded plan will include net interest expense or income using the discount rate applied to the net defined benefit asset or liability. The amendments also require enhanced disclosures for defined benefit plans. This amended standard is effective for annual periods beginning on or after January 1, 2013. We adopted this standard on a retrospective basis on January 1, 2013. The adoption of these amendments did not have a material impact on our Interim Consolidated Statements of Operations or our EPS for the current period as well as all prior periods presented. As a result of the adoption of this standard, we have a new component of OCI and accumulated OCI for the changes in liabilities for defined benefit plans. The impact of adoption on our Consolidated Statements of Financial Position for prior periods is shown in the table included later in this note.

In June 2011, IAS 1 Presentation of Financial Statements was amended. The amendments require separate presentation within OCI of items which may be subsequently reclassified to net income and items that will not be reclassified to net income. The amendments are effective for annual periods beginning on or after July 1, 2012. We have included these presentation amendments on our Interim Consolidated Financial Statements.

In December 2011, amendments to IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) were issued which require additional disclosures about the effects of offsetting financial assets and financial liabilities and related arrangements. The new disclosures will require entities to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure. The disclosures are intended to help investors understand the effect or potential effect of offsetting arrangements on a company’s financial position. The new disclosures are effective for annual periods beginning on or after January 1, 2013. The adoption of these amendments did not have an impact on our Interim Consolidated Financial Statements as we have provided the appropriate disclosure in our 2012 Annual Consolidated Financial Statements.

In May 2012, the IASB issued Annual Improvements 2009-2011 Cycle, which includes amendments to five IFRSs. The annual improvements process is used to make necessary but non-urgent changes to IFRS that are not included as part of any other project. The amendments clarify guidance and wording or make relatively minor amendments to the standards that address unintended consequences, conflicts or oversights. The amendments issued as part of this cycle must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2013. The adoption of these amendments did not have a material impact on our Interim Consolidated Financial Statements.

44	Sun Life Financial Inc.	Second Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2.A.i Summary of Impact Upon Adoption of Changes in IFRS

The following tables summarize the impact of adoption of these changes in accounting policies in our Consolidated Statements of Financial Position:

As at January 1, 2012	Prior to IAS 19 and IFRS 10 restatement	IAS 19	IFRS 10	Restated
Assets
Cash, cash equivalents and short-term securities	$8,837	$–	$(8)	$8,829
Other invested assets	$1,348	$–	$3	$1,351
Other assets	$2,885	$(54)	$9	$2,840
Deferred tax assets	$1,694	$94	$–	$1,788
Liabilities and equity
Liabilities
Deferred tax liabilities	$7	$1	$–	$8
Other liabilities	$8,011	$244	$(1)	$8,254
Senior debentures	$2,149	$–	$700	$2,849
Innovative capital instruments	$695	$–	$(695)	$–
Equity
Retained earnings and accumulated other comprehensive income(1)	$5,304	$(205)	$–	$5,099

(1)	Impact of adoption of IAS 19 was a decrease to retained earnings and accumulated OCI of $26 and $179, respectively.

As at June 30, 2012	Prior to IAS 19 and IFRS 10 restatement	IAS 19	IFRS 10	Restated
Assets
Cash, cash equivalents and short-term securities	$8,399	$–	$(8)	$8,391
Other invested assets	$1,448	$–	$3	$1,451
Other assets	$3,157	$(54)	$9	$3,112
Deferred tax assets	$1,679	$94	$–	$1,773
Liabilities and equity
Liabilities
Deferred tax liabilities	$4	$1	$–	$5
Other liabilities	$8,102	$244	$(1)	$8,345
Senior debentures	$2,149	$–	$700	$2,849
Innovative capital instruments	$695	$–	$(695)	$–
Equity
Retained earnings and accumulated other comprehensive income(1)	$5,751	$(205)	$–	$5,546

(1)	Impact of adoption of IAS 19 was a decrease to retained earnings and accumulated OCI of $26 and $179, respectively.

As at December 31, 2012	Prior to IAS 19 and IFRS 10 restatement	IAS 19	IFRS 10	Restated
Assets
Cash, cash equivalents and short-term securities	$7,034	$–	$(8)	$7,026
Other invested assets	$1,269	$–	$3	$1,272
Other assets	$2,702	$(54)	$9	$2,657
Deferred tax assets	$1,005	$94	$–	$1,099
Liabilities and equity
Liabilities
Deferred tax liabilities	$5	$1	$–	$6
Other liabilities	$7,925	$244	$–	$8,169
Senior debentures	$2,149	$–	$700	$2,849
Innovative capital instruments	$696	$–	$(696)	$–
Equity
Retained earnings and accumulated other comprehensive income (1)	$6,130	$(205)	$–	$5,925

(1)	Impact of adoption of IAS 19 was a decrease to retained earnings and accumulated OCI of $26 and $179, respectively.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	45

2.B New and Amended International Financial Reporting Standards Issued in 2013

In May 2013, Recoverable Amount Disclosures for Non-Financial Assets was issued, which amends IAS 36 Impairment of Assets. These narrow-scope amendments address the disclosure of information about the recoverable amount of impaired assets, if that amount is based on fair value less costs of disposal. These amendments are effective for annual periods beginning on or after January 1, 2014. We are currently assessing the impact the adoption of these amendments may have on our Consolidated Financial Statements.

In May 2013, International Financial Reporting Interpretations 21: Levies (“IFRIC 21”) was issued. IFRC 21 addresses various accounting issues relating to levies imposed by a government. This interpretation is effective for annual periods beginning on or after January 1, 2014. We are currently assessing the impact the adoption of this interpretation may have on our Consolidated Financial Statements.

In June 2013, Novation of Derivatives and Continuation of Hedge Accounting was issued, which amends IAS 39 Financial Instruments: Recognition and Measurement. Under these narrow scope amendments there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met. These amendments are effective for annual periods beginning on or after January 1, 2014. We are currently assessing the impact the adoption of these amendments may have on our Consolidated Financial Statements.

2.C Accounting Adjustment

During the fourth quarter of 2012, we adjusted for two prior period errors in our insurance contract liability valuation models resulting in a decrease in retained earnings of $86 as at January 1, 2012. Details can be found in Note 2.B of our 2012 Annual Consolidated Financial Statements.

In the Interim Consolidated Statements of Operations for the three months and six months ended June 30, 2012, the effect of these adjustments was that the Common shareholders’ net income (loss) increased by $39. This is due to a decrease of $272 in the Increase (decrease) in insurance contract liabilities, an increase of $221 in the Decrease (increase) in reinsurance assets, less an increase of $24 in Income tax expense (benefit) plus the after tax income from discontinued operation of $12. These adjustments were recorded in our Sun Life Financial United States (“SLF U.S.”) segment.

As a result of the opening adjustments and the adjustments described in the previous paragraph, our closing retained earnings for the comparable periods decreased by $47 as at June 30, 2012.

3.   Acquisition and Held for Sale Classification and Discontinued

      Operation

3.A Acquisition

On April 12, 2013, in connection with a strategic partnership between Sun Life Assurance and Khazanah Nasional Berhad (“Khazanah”), Sun Life Assurance acquired 49% of each of CIMB Aviva Assurance Berhad, a Malaysian insurance company and CIMB Aviva Takaful Berhad, a Malaysian takaful company (together, “CIMB Aviva”) from Aviva International Holdings Limited and, subsequently, Khazanah acquired 49% of CIMB Aviva from CIMB Group Holdings Berhad (“CIMB Group”). CIMB Group retained a two percent share in CIMB Aviva. The transaction included an exclusive right to distribute insurance products of CIMB Aviva, including takaful products, through CIMB Bank’s network across Malaysia. Sun Life Assurance’s contribution to the transaction was valued at $301. Our investment in CIMB Aviva is accounted for using the equity method of accounting.

3.B Held for Sale Classification and Discontinued Operation

On December 17, 2012, SLF Inc. and certain of its subsidiaries entered into a definitive stock purchase agreement with Delaware Life Holdings, LLC (the “purchaser”), a Delaware limited liability company, pursuant to which we agreed to sell our U.S. Annuities business and certain of our U.S. life insurance businesses to the purchaser for a base purchase price of US$1,350 million, adjusted to reflect the performance of the business through closing. The sale closed effective on August 1, 2013 and will be reflected in our third quarter Interim Consolidated Financial Statements. The transaction consisted primarily of the sale of 100% of the shares of Sun Life Assurance Company of Canada (U.S.) (“Sun Life (U.S.)”), which included the U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. This transaction included the transfer of certain related operating assets, systems and employees that supported these businesses.

The assets and liabilities of the disposal group are comprised almost entirely of financial assets and liabilities that are not within the scope of the measurement requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. IFRS 5 does not address the situation which arises when the carrying amounts of scoped-in non-current assets are less than the amount by which a disposal group’s carrying amount exceeds its fair value less costs to sell. We have concluded that it is appropriate to recognize the loss on disposition at the time the transaction is completed and the related assets and liabilities are derecognized. Loss recognition at that time will coincide with the transfer of risks to the purchaser. In the third quarter of 2013, we expect to recognize a loss on disposition of approximately $800. The loss was calculated by netting the adjusted purchase price against the net carrying value of the assets and liabilities classified as held for sale and the cumulative foreign currency translation difference for the operation.

46	Sun Life Financial Inc.	Second Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The amount of the loss is subject to several other adjustments to reflect closing price adjustments, pre-closing transactions, closing costs, and certain tax adjustments and therefore, the actual loss recorded in the third quarter may differ from our current estimate. The adjusted purchase price was derived from the base purchase price of US$1,350 million adjusted based on business results from September 30, 2012 to July 31, 2013 measured on a U.S. statutory basis and other agreed terms. As at June 30, 2013, the net carrying value of assets less liabilities classified as held for sale was $2,831 and the cumulative foreign currency translation difference for the operation was a gain of $102. These carrying values do not include adjustments that relate to transactions that occurred subsequent to June 30, 2013 and prior to the date of close.

Pre-closing transactions subsequent to June 30, 2013 and prior to the date of close, together with other costs, resulted in additional losses that will be recorded in profit and loss in the third quarter 2013. Together with the accounting loss on disposition, the total decline in shareholders’ equity is estimated to be approximately $1,100.

As a result of the stock purchase agreement referred to above, we were committed to sell the U.S. Annuities business included as a part of the SLF U.S. segment. The operations and cash flows of the U.S. Annuities business could be clearly distinguished, operationally and for financial reporting purposes, from the rest of our operations. The financial results of the U.S. Annuities business have been disclosed publicly and have been separately reported to key management personnel. In addition, the U.S. Annuities business was comprised of two cash generating units. As this transaction was part of a single coordinated plan to dispose of a separate major line of business within our U.S. reportable business segment, it met the criteria to be presented as a discontinued operation. Other than the U.S. Annuities business, Sun Life (U.S.)’s operations also included certain U.S. life insurance businesses, including corporate and bank-owned life insurance products and variable life insurance products. These businesses are also presented as part of the discontinued operation but were not a significant component of the sale.

The results of operations relating to our U.S. Annuities business and certain life insurance businesses (the “U.S. Annuity Business”) in SLF U.S. are reflected as a discontinued operation in our Interim Consolidated Statements of Operations for all periods presented. The related assets and liabilities are separately presented as assets and liabilities classified as held for sale respectively in our Interim Consolidated Statements of Financial Position as at June 30, 2013.

Discontinued Operation

Common Shareholders’ Net Income (Loss) from Discontinued Operation

The components of the common shareholders’ net income (loss) from discontinued operation included in our Interim Consolidated Statements of Operations are as follows:

	For the three months ended		For the six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Net premiums	$53	$65	$129	$141
Net investment income (loss)	(378)	650	(572)	385
Fee income	147	153	293	307
Total revenue	(178)	868	(150)	833
Gross claims and benefits paid	447	449	869	930
Changes in insurance / investment contract liabilities and reinsurance assets, net of reinsurance recoveries	(736)	532	(1,341)	(604)
Net transfer to (from) segregated funds	35	62	33	186
Other expenses	67	65	126	139
Total benefits and expenses	(187)	1,108	(313)	651
Income (loss) before income taxes	9	(240)	163	182
Income tax expense (benefit)	1	(86)	52	55
Total net income (loss) from discontinued operation	8	(154)	111	127
Shareholders’ net income (loss) from discontinued operation	8	(154)	111	127
Common shareholders’ net income (loss) from discontinued operation	$8	$(154)	$111	$127

Cash Flows from Discontinued Operation

The details of the cash flows from the discontinued operation included in our Interim Consolidated Statements of Cash Flows are as follows:

	For the three months ended		For the six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Net cash provided by (used in) operating activities	$(242)	$294	$(195)	$(176)
Net cash provided by (used in) financing activities	–	–	(5)	(4)
Changes due to fluctuations in exchange rates	14	7	23	(8)
Increase (decrease) in cash and cash equivalents	$(228)	$301	$(177)	$(188)

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	47

Disposal Group Classified as Held for Sale

Assets and Liabilities of the Disposal Group Classified as Held for Sale

The composition of the assets and liabilities of the disposal group classified as held for sale included in our Interim Consolidated Statements of Financial Position are as follows:

As at	June 30, 2013	December 31, 2012
Assets
Cash, cash equivalents and short-term securities	$1,056	$574
Debt securities	9,852	10,449
Equity securities	49	47
Mortgages and loans	2,185	2,234
Derivative assets	147	309
Other invested assets	25	25
Policy loans	570	559
Investment properties	135	150
Invested assets	14,019	14,347
Other assets	120	156
Reinsurance assets	165	158
Deferred tax assets	442	406
Total general fund assets	14,746	15,067
Investments for account of segregated fund holders	28,956	27,668
Total assets of disposal group classified as held for sale	$43,702	$42,735
Liabilities
Insurance contract liabilities	$10,531	$11,238
Investment contract liabilities	1,004	957
Derivative liabilities	429	265
Other liabilities	(49)	229
Total general fund liabilities	11,915	12,689
Insurance contract for account of segregated fund holders	28,956	27,668
Total liabilities of disposal group classified as held for sale	$40,871	$40,357

Accumulated Other Comprehensive Income (Loss) of the Disposal Group Classified as Held for Sale

The components of accumulated OCI, net of taxes, of disposal group classified as held for sale included in our Interim Consolidated Statements of Changes in Equity are as follows:

As at	June 30, 2013		December 31, 2012
Unrealized gains (losses) on available-for-sale assets	$37	(1)	$72
Unrealized cumulative translation differences, net of hedging activities	18		(132)
Total accumulated other comprehensive income (loss) of disposal group classified as held for sale	$55		$(60)

(1)	We wrote down $12 of available-for-sale assets during the current quarter.

Asset-Backed Securities Supporting the U.S. Annuity Business

The asset-backed securities in the following tables have been included in the held for sale classification as they supported the general fund liabilities of the U.S. Annuity Business in SLF U.S. During the second quarter, we sold approximately $200 of the asset-backed securities that were supporting the general fund liabilities of this business. The sales had an immaterial effect on net income in the quarter. Subsequent to June 30, 2013 and before the closing of the transaction, we substituted cash for these asset-backed securities and reallocated these asset-backed securities to support other lines of business in the continuing operations of the Company.

48	Sun Life Financial Inc.	Second Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The carrying value of the asset-backed securities supporting the U.S. Annuity Business by credit rating is shown in the following table:

As at June 30, 2013	Total asset-backed securities supporting the U.S. Annuity Business
AAA	$ 11
AA	24
A	84
BBB	145
BB and lower	623
Total asset-backed securities supporting the U.S. Annuity Business	$ 887

The following table presents the fair value hierarchy of the asset-backed securities supporting the U.S. Annuity Business:

As at June 30, 2013	Level 1	Level 2	Level 3	Total
Asset-backed securities:
Commercial mortgage-backed securities	$–	$414	$1	$415
Residential mortgage-backed securities	–	258	17	275
Collateralized debt obligations	–	–	25	25
Other	–	147	25	172
Total asset-backed securities supporting the U.S. Annuity Business	$–	$819	$68	$887

4.    Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), SLF U.S., MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”) and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our U.K. business unit and our Corporate Support operations, which include our run-off reinsurance operations as well as investment income, expenses, capital and other items not allocated to our other business groups. In the fourth quarter of 2012, the indefinite life intangible assets were transferred from Corporate to SLF Canada and the finite life intangible assets were transferred from Corporate to MFS.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to MFS, and by MFS to SLF U.S. Intersegment transactions are presented in the consolidated adjustments column in the following tables.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	49

Results by segment for the three months ended June 30 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2013
Gross premiums:
Annuities	$525	$131	$–	$–	$62	$–	$718
Life insurance	832	615	–	187	23	–	1,657
Health insurance	927	402	–	3	2	–	1,334
Total gross premiums	2,284	1,148	–	190	87	–	3,709
Less: ceded premiums	1,207	114	–	8	6	–	1,335
Net investment income (loss)	(928)	(512)	(5)	(323)	(266)	(14)	(2,048)
Fee income	196	40	590	45	35	(14)	892
Total revenue	345	562	585	(96)	(150)	(28)	1,218
Less:
Total benefits and expenses	65	431	462	(153)	(87)	(28)	690
Income tax expense (benefit)	62	12	61	11	(38)	–	108
Total net income (loss) from continuing operations	$218	$119	$62	$46	$(25)	$–	$420
Total net income (loss) from discontinued operation (Note 3)	$–	$28	$–	$–	$(20)	$–	$8
2012
Gross premiums:
Annuities	$244	$91	$–	$–	$59	$–	$394
Life insurance	818	485	–	147	26	–	1,476
Health insurance	878	377	–	2	3	–	1,260
Total gross premiums	1,940	953	–	149	88	–	3,130
Less: ceded premiums	1,174	79	–	6	6	–	1,265
Net investment income (loss)	1,259	901	(3)	135	323	(16)	2,599
Fee income	182	41	437	34	41	(17)	718
Total revenue	2,207	1,816	434	312	446	(33)	5,182
Less:
Total benefits and expenses(1)	2,017	1,811	324	289	469	(33)	4,877
Income tax expense (benefit)	11	(2)	43	8	(28)	–	32
Total net income (loss) from continuing operations	$179	$7	$67	$15	$5	$–	$273
Total net income (loss) from discontinued operation (Note 3)	$–	$(156)	$–	$–	$2	$–	$(154)

(1)	Balances have been restated. Refer to Note 2.

50	Sun Life Financial Inc.	Second Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the six months ended June 30 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2013
Gross premiums:
Annuities	$819	$256	$–	$–	$119	$–	$1,194
Life insurance	1,639	1,157	–	358	50	–	3,204
Health insurance	1,905	804	–	5	5	–	2,719
Total gross premiums	4,363	2,217	–	363	174	–	7,117
Less: ceded premiums	2,452	225	–	21	12	–	2,710
Net investment income (loss)	(456)	(511)	(5)	5	(141)	(27)	(1,135)
Fee income	389	76	1,143	85	70	(27)	1,736
Total revenue	1,844	1,557	1,138	432	91	(54)	5,008
Less:
Total benefits and expenses	1,241	1,365	912	315	183	(54)	3,962
Income tax expense (benefit)	115	7	115	20	(64)	–	193
Total net income (loss) from continuing operations	$488	$185	$111	$97	$(28)	$–	$853
Total net income (loss) from discontinued operation (Note 3)	$–	$143	$–	$–	$(32)	$–	$111
2012
Gross premiums:
Annuities	$743	$145	$–	$–	$115	$–	$1,003
Life insurance	1,629	917	–	304	52	–	2,902
Health insurance	1,769	752	–	5	5	–	2,531
Total gross premiums	4,141	1,814	–	309	172	–	6,436
Less: ceded premiums	2,359	184	–	18	12	–	2,573
Net investment income (loss)	1,647	840	–	305	303	(34)	3,061
Fee income	368	83	871	65	77	(31)	1,433
Total revenue	3,797	2,553	871	661	540	(65)	8,357
Less:
Total benefits and expenses(1)	3,351	2,382	672	600	607	(65)	7,547
Income tax expense (benefit)	38	20	83	17	(59)	–	99
Total net income (loss) from continuing operations	$408	$151	$116	$44	$(8)	$–	$711
Total net income (loss) from discontinued operation (Note 3)	$–	$125	$–	$–	$2	$–	$127

(1)	Balances have been restated. Refer to Note 2.

5.    Financial Investments and Related Net Investment Income

We invest primarily in debt securities, equity securities, mortgages and loans, derivatives, other invested assets and investment properties.

5.A Fair Value Methodologies and Assumptions

The fair value methodologies and assumptions can be found in Note 5 of our 2012 Annual Consolidated Financial Statements.

5.A.i Fair Value Hierarchy of Assets and Liabilities

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange traded equity securities and certain segregated and mutual fund units held for account of segregated fund holders.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	51

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, over the counter derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain asset-backed securities, certain other invested assets, investment properties and investment contract liabilities.

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at June 30, 2013	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$4,760	$1,330	$–	$6,090
Debt securities – fair value through profit or loss(1)	1,532	39,456	1,421	42,409
Debt securities – available-for-sale(1)	432	10,299	164	10,895
Equity securities – fair value through profit or loss	3,010	1,108	122	4,240
Equity securities – available-for-sale	707	96	–	803
Derivative assets	29	1,190	7	1,226
Other invested assets	474	44	610	1,128
Investment properties	–	–	6,118	6,118
Total invested assets	$10,944	$53,523	$8,442	$72,909
Investments for account of segregated fund holders	$24,795	$43,159	$454	$68,408
Total assets measured at fair value	$35,739	$96,682	$8,896	$141,317
Liabilities
Investment contract liabilities	$–	$11	$6	$17
Derivative liabilities	14	922	10	946
Total liabilities measured at fair value	$14	$933	$16	$963

(1)	See tables below for further details.

Debt securities – fair value through profit or loss consist of the following:

As at June 30, 2013	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,722	$–	$1,722
Canadian provincial and municipal government	–	8,702	24	8,726
U.S. government and agency	1,532	40	10	1,582
Other foreign government	–	4,514	72	4,586
Corporate	–	23,624	764	24,388
Asset-backed securities:
Commercial mortgage-backed securities	–	224	470	694
Residential mortgage-backed securities	–	277	2	279
Collateralized debt obligations	–	24	31	55
Other	–	329	48	377
Total debt securities – fair value through profit or loss	$1,532	$39,456	$1,421	$42,409

52	Sun Life Financial Inc.	Second Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – available-for-sale consist of the following:

As at June 30, 2013	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$971	$–	$971
Canadian provincial and municipal government	–	412	–	412
U.S. government and agency	432	51	–	483
Other foreign government	–	422	–	422
Corporate	–	7,604	85	7,689
Asset-backed securities:
Commercial mortgage-backed securities	–	294	43	337
Residential mortgage-backed securities	–	295	–	295
Collateralized debt obligations	–	–	18	18
Other	–	250	18	268
Total debt securities – available-for-sale	$432	$10,299	$164	$10,895

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the three months ended June 30, 2013:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,071	$(36)	$–	$343	$(26)	$(34)	$109	$(31)	$25	$1,421	$(17)
Debt securities –available-for-sale	56	(13)	(2)	73	(1)	(1)	48	–	4	164	(1)
Equity securities – fair value through profit or loss	113	6	–	–	–	–	–	–	3	122	7
Derivative assets	7	–	–	–	–	–	–	–	–	7	–
Other invested assets	560	12	9	50	(23)	–	–	–	2	610	21
Investment properties	6,026	20	–	75	(54)	–	–	–	51	6,118	36
Total invested assets	$7,833	$(11)	$7	$541	$(104)	$(35)	$157	$(31)	$85	$8,442	$46
Investments for account of segregated fund holders	$438	$6	$–	$7	$(9)	$–	$2	$–	$10	$454	$7
Total assets measured at fair value	$8,271	$(5)	$7	$548	$(113)	$(35)	$159	$(31)	$95	$8,896	$53
Liabilities(5)
Investment contract liabilities	$6	$–	$–	$–	$–	$–	$–	$–	$–	$6	$–
Derivative liabilities	12	(2)	–	–	–	–	–	–	–	10	–
Total liabilities measured at fair value	$18	$(2)	$–	$–	$–	$–	$–	$–	$–	$16	$–

(1)	Included within Net investment income (loss) in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. In addition, transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability. If an asset or a liability is transferred into and out of Level 3 during the same period, it is not included in the above table.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset and liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 assets and liabilities in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated in negative numbers.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	53

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the six months ended June 30, 2013:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,141	$(17)	$–	$351	$(27)	$(37)	$74	$(71)	$7	$1,421	$(17)
Debt securities – available-for-sale	123	1	(2)	73	(3)	(12)	–	(20)	4	164	(1)
Equity securities – fair value through profit or loss	110	7	–	–	–	–	–	–	5	122	11
Derivative assets	7	–	–	–	–	–	–	–	–	7	–
Other invested assets	547	20	7	73	(39)	–	–	–	2	610	20
Investment properties	5,942	36	–	152	(93)	–	–	–	81	6,118	63
Total invested assets	$7,870	$47	$5	$649	$(162)	$(49)	$74	$(91)	$99	$8,442	$76
Investments for account of segregated fund holders	$427	$13	$–	$24	$(10)	$(1)	$4	$(2)	$(1)	$454	$13
Total assets measured at fair value	$8,297	$60	$5	$673	$(172)	$(50)	$78	$(93)	$98	$8,896	$89
Liabilities(5)
Investment contract liabilities	$7	$–	$–	$–	$–	$–	$–	$–	$(1)	$6	$–
Derivative liabilities	16	(6)	–	–	–	–	–	–	–	10	–
Total liabilities measured at fair value	$23	$(6)	$–	$–	$–	$–	$–	$–	$(1)	$16	$–

(1)	Included within Net investment income (loss) in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. In addition, transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability. If an asset or a liability is transferred into and out of Level 3 during the same period, it is not included in the above table.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset and liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 assets and liabilities in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated in negative numbers.

The fair value of investment properties is determined by using the discounted cash flows methodology, as described in our 2012 Annual Consolidated Financial Statements. The key unobservable inputs used in the valuation of investment properties as at June 30, 2013 include the following:

•

Estimated rental value: The estimated rental value (per square feet, per annum) is estimated based on gross income less vacancy, non-recoverable expenses, collection losses, lease incentives, maintenance cost, agent and commission costs and other operating and management expenses. An increase (decrease) in estimated rental value would result in a higher (lower) fair value. The estimated rental value varies depending on the property types, which include retail, office and industrial properties. The current estimated rental value ranges from $12 to $35 for retail and office properties and from $3.50 to $6.50 for industrial properties.

•

Rental growth rate: The rental growth rate (per annum) is typically estimated based on expected market behavior, which is influenced by the type of property and geographic region of the property. An increase (decrease) in rental growth rate would result in a higher (lower) fair value. The current rental growth rate ranges from 1% to 3%.

•

Long term vacancy rate: The long term vacancy rate is typically estimated based on expected market behavior, which is influenced by the type of property and geographic region of the property. An increase (decrease) in long term vacancy rate would result in a lower (higher) fair value. The current long term vacancy rate ranges from 2% to 10%.

•

Discount rate: The discount rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the next 10 years. An increase (decrease) in the discount rate would result in a lower (higher) fair value. The current discount rate ranges from 6% to 9.5%.

•

Terminal capitalization rate: The terminal capitalization rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the remainder of its life after the 10 year period. An increase (decrease) in the terminal capitalization rate would result in a lower (higher) fair value. The current terminal capitalization rate ranges from 5.5% to 9%.

Changes in the estimated rental value are positively correlated with changes in the rental growth rate. Changes in the estimated rental value are negatively correlated with changes in the long term vacancy rate, the discount rate and the terminal capitalization rate.

54	Sun Life Financial Inc.	Second Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5.B Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in the Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in the Interim Consolidated Statements of Cash Flows consist of the following:

As at	June 30, 2013	December 31, 2012(1)	June 30, 2012(1)
Cash	$1,190	$1,475	$1,643
Cash equivalents	1,752	1,980	3,262
Short-term securities	3,148	3,571	3,486
Cash, cash equivalents and short-term securities	6,090	7,026	8,391
Less: Bank overdraft, recorded in Other liabilities	393	3	251
Net cash, cash equivalents and short-term securities	$5,697	$7,023	$8,140

(1)	Balances have been restated. Refer to Note 2.

5.C Asset Classification

The carrying values of our debt securities, equity securities and other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)		Total
June 30, 2013
Debt securities	$42,409	$10,895	$–		$53,304
Equity securities	$4,240	$803	$–		$5,043
Other invested assets	$1,018	$110	$735		$1,863

December 31, 2012
Debt securities	$43,773	$10,589	$–		$54,362
Equity securities	$4,169	$857	$–		$5,026
Other invested assets	$786	$111	$375	(2)	$1,272

June 30, 2012
Debt securities	$51,463	$11,891	$–		$63,354
Equity securities	$3,878	$824	$–		$4,702
Other invested assets	$946	$147	$358	(2)	$1,451

(1)	Other consists primarily of investments accounted for using the equity method of accounting.
(2)	Balances have been restated. Refer to Note 2.

5.D Change in Fair Value Through Profit or Loss Assets and Liabilities

Change in fair value through profit or loss assets and liabilities recorded to net income consists of the following:

	For the three months ended		For the six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Cash, cash equivalents and short-term securities	$1	$5	$2	$7
Debt securities	(2,345)	965	(2,447)	539
Equity securities	(130)	(168)	(4)	(5)
Derivative investments	(916)	455	(1,339)	13
Other invested assets	7	3	31	27
Investment properties	27	79	53	188
Total change in fair value through profit or loss assets and liabilities	$(3,356)	$1,339	$(3,704)	$769

5.E Impairment of Available-For-Sale Assets

We wrote down $2 and $8 of available-for-sale assets recorded at fair value during the three months and six months ended June 30, 2013 ($13 and $14 for the three months and six months ended June 30, 2012).

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	55

6.    Financial Instrument Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2012 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management Discussion and Analysis (“MD&A”) for the period ended June 30, 2013. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 and include discussions on how we measure our risk and objectives, policies and methodologies for managing this risk. Therefore, these shaded text and tables represent an integral part of these Interim Consolidated Financial Statements.

7.    Insurance Contract Liabilities and Investment Contract Liabilities

7.A Insurance Contract Liabilities

7.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets for the period are as follows:

		For the three months ended June 30, 2013			For the six months ended June 30, 2013
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, beginning of period	$82,774	$3,145	$79,629	$82,202	$2,984	$79,218
Change in balances on in-force policies	(3,135)	46	(3,181)	(3,426)	131	(3,557)
Balances arising from new policies	574	25	549	1,105	48	1,057
Changes in assumptions or methodology	6	5	1	(12)	4	(16)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	(2,555)	76	(2,631)	(2,333)	183	(2,516)
Balances before the following:	80,219	3,221	76,998	79,869	3,167	76,702
Foreign exchange rate movements	998	85	913	1,348	139	1,209
Balances before Other policy liabilities and assets	81,217	3,306	77,911	81,217	3,306	77,911
Other policy liabilities and assets	5,320	270	5,050	5,320	270	5,050
Balances, end of period	$86,537	$3,576	$82,961	$86,537	$3,576	$82,961

56	Sun Life Financial Inc.	Second Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

		For the three months ended June 30, 2012 (1)			For the six months ended June 30, 2012 (1)
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, beginning of period(2)	$89,580	$3,433	$86,147	$91,425	$3,275	$88,150
Change in balances on in-force policies	2,175	(10)	2,185	348	131	217
Balances arising from new policies	399	27	372	1,038	55	983
Changes in assumptions or methodology (2)	(259)	(273)	14	(234)	(242)	8
Increase (decrease) in Insurance contract liabilities and Reinsurance assets (2)	2,315	(256)	2,571	1,152	(56)	1,208
Balances before the following:	91,895	3,177	88,718	92,577	3,219	89,358
Foreign exchange rate movements	695	37	658	13	(5)	18
Balances before Other policy liabilities and assets	92,590	3,214	89,376	92,590	3,214	89,376
Other policy liabilities and assets	5,347	224	5,123	5,347	224	5,123
Balances, end of period	$97,937	$3,438	$94,499	$97,937	$3,438	$94,499

(1)  2012 balances are on a combined basis. For discontinued operation, see Note 3.

(2)  Balances have been restated. Refer to Note 2.

7.B Investment Contract Liabilities

7.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

			For the three months ended June 30, 2013		For the six months ended June 30, 2013
			Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period			$17	$1,830	$35	$1,772
Deposits			–	142	–	281
Interest			–	10	–	17
Withdrawals			–	(88)	(14)	(181)
Fees			–	(1)	–	(2)
Other			–	5	(4)	10
Foreign exchange rate movements			–	1	–	2
Balances, end of period			$17	$1,899	$17	$1,899

			For the three months ended June 30, 2012(1)		For the six months ended June 30, 2012(1)
			Measured at fair value	Measured at amortized	Measured at fair value	Measured at amortized
Balances, beginning of period			$930	$1,668	$966	$1,620
Deposits			–	93	–	195
Interest			2	9	4	18
Withdrawals			(2)	(59)	(21)	(123)
Other			–	2	–	6
Foreign exchange rate movements			16	2	(3)	(1)
Balances, end of period			$946	$1,715	$946	$1,715

(1)	2012 balances are on a combined basis. For discontinued operation, see Note 3.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	57

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended		For the six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Balances, beginning of period	$511	$485	$496	$487
Change in liabilities on in-force policies	(21)	(15)	(29)	(15)
Liabilities arising from new policies	27	3	44	9
Increase (decrease) in liabilities	6	(12)	15	(6)
Liabilities before the following:	517	473	511	481
Foreign exchange rate movements	20	7	26	(1)
Balances, end of period	$537	$480	$537	$480

7.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended		For the six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Maturities and surrenders	$726	$638	$1,422	$1,320
Annuity payments	287	283	569	560
Death and disability benefits	746	736	1,482	1,430
Health benefits	960	925	1,912	1,851
Policyholder dividends and interest on claims and deposits	328	224	573	447
Total gross claims and benefits paid	$3,047	$2,806	$5,958	$5,608

8.    Income Tax Expense (Benefit)

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the six months ended
	June 30, 2013		June 30, 2012		June 30, 2013		June 30, 2012
		%		%		%		%
Total net income (loss)	$420		$273		$853		$711
Add: Income tax expense (benefit)(1)	108		32		193		99
Total net income (loss) before income taxes	$528		$305		$1,046		$810
Taxes at the combined Canadian federal and provincial statutory income tax rate(1)	$140	26.5	$81	26.5	$277	26.5	$215	26.5
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions(1)	(14)	(2.7)	2	0.7	(28)	(2.7)	(26)	(3.2)
Tax (benefit) cost of unrecognized tax losses	1	0.2	–	–	1	0.1	(3)	(0.4)
Tax exempt investment income	(12)	(2.3)	(43)	(14.1)	(51)	(4.9)	(84)	(10.3)
Tax rate and other legislative changes(2)	–	–	(2)	(0.7)	–	–	2	0.2
Adjustments in respect of prior periods, including resolution of tax disputes	(5)	(0.9)	(6)	(1.9)	(1)	(0.1)	(8)	(1.0)
Other	(2)	(0.3)	–	–	(5)	(0.4)	3	0.4
Total tax expense (benefit) and effective income tax rate	$108	20.5	$32	10.5	$193	18.5	$99	12.2

(1)	Balances have been restated. Refer to Note 2.
(2)	The net impact of new tax legislation enacted in the U.K. in March 2012 reduced the statutory tax rate from 25% to 24% effective April 1, 2012.

58	Sun Life Financial Inc.	Second Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In 2006 and later periods the Canadian federal government and certain provinces enacted legislation reducing corporate income tax rates. As a result of these enactments, our statutory income tax rate declined to 26.5% in 2012 and 2013.

Statutory tax rates in the jurisdictions in which we conduct business range from 0% to 35% which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. These differences are reported in the line Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

The benefit reported in line Higher (lower) effective rates on income subject to taxation in foreign jurisdictions for the three months and six months ended June 30, 2013 is higher than the benefit in the comparative periods due to the impact of higher earnings in lower tax jurisdictions.

The benefit of lower taxes on investment income reported for the three and six months ended 2013 is lower than the benefit reported in the comparative periods primarily due to the impact of the appreciation of investment properties in Canada in the first two quarters of 2012.

9.    Capital Management

9.A Capital and Capital Transactions

Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital and how it is managed are included in Note 23 of our 2012 Annual Consolidated Financial Statements.

Sun Life Assurance is subject to the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). Sun Life Assurance’s MCCSR ratio as at June 30, 2013 was above the minimum levels that would require any regulatory or corrective action. The risk-based capital of Sun Life (U.S.), our principal operating subsidiary in the United States, was above the minimum level as at June 30, 2013. In addition, other foreign subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at June 30, 2013.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities that qualify as regulatory capital.

9.B Significant Capital Transactions

9.B.i Subordinated Debt

On June 26, 2013, SLF Inc. redeemed all of the outstanding $350 principal amount of Series 2008-2 Subordinated Unsecured 5.12% Fixed/ Floating Debentures due 2018 at a redemption price equal to the principal amount of the debentures together with accrued and unpaid interest to the redemption date.

9.B.ii Dividend Reinvestment and Share Purchase Plan

In the first two quarters of 2013, under the dividend reinvestment and share purchase plan (“DRIP”), SLF Inc. issued 4.6 million common shares (6.0 million common shares in 2012) from treasury at discounts of 2% to the average market price, as determined in accordance with the DRIP, for dividend reinvestments and issued an insignificant number of common shares from treasury at no discount for optional cash purchases.

10.    Segregated Funds

We have sold segregated fund products, including variable annuities and unit-linked products, within Canada, the U.S., the U.K. and Asia. Under these contracts, the benefit amount is contractually linked to the fair value of the investments in the particular segregated fund. Policyholders can select from a variety of categories of segregated fund investments. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the funds’ investment performance. Therefore, net realized gains and losses, other net investment income earned and expenses incurred on the segregated funds are attributable to policyholders and not to us. However, certain contracts include guarantees from us. We are exposed to equity market risk and interest rate risk as a result of these guarantees. Further details on these guarantees and our risk management activities related to these guarantees are included in the “Risk Management” section of the MD&A.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	59

We derive fee income from segregated funds. Market value movements in the investments held for segregated fund holders impact the management fees earned on these funds.

The segregated fund types offered, by percentage of total investments for account of segregated fund holders, from our continuing operations only, have been in the following ranges at January 1, 2012 and December 31, 2012:

Type of Fund	%
Money Market	5-10
Fixed Income	10-15
Balanced	35-40
Equity	40-45

Money market funds include investments that have a term to maturity of less than one year. Fixed income funds are funds that invest primarily in investment grade fixed income securities and where less than 25% can be invested in diversified equities or high-yield bonds. Balanced funds are a combination of fixed income securities with a larger equity component. The fixed income component is greater than 25% of the portfolio. Equity consists primarily of broad based diversified funds that invest in a well-diversified mix of Canadian, U.S. or global equities. Other funds in this category include low volatility funds, intermediate volatility funds and high volatility funds.

10.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	June 30, 2013	December 31, 2012		June 30, 2012
Segregated and mutual fund units	$55,881	$53,363	(1)	$72,594	(1)
Equity securities	8,922	8,060	(1)	7,741	(1)
Debt securities	2,765	2,797		8,942
Cash, cash equivalents and short term securities	634	558		2,333
Investment properties	278	276		303
Mortgages	17	18		20
Other assets	170	100		2,651
Total assets	$68,667	$65,172		$94,584
Less: Liabilities arising from investing activities	$259	$185		$4,424
Total investments for account of segregated fund holders	$68,408	$64,987		$90,160

(1)	Certain security classifications have been reclassified to be consistent with the 2013 classification of these securities.

60	Sun Life Financial Inc.	Second Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance Contracts		Investment Contracts
For the three months ended	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Balances, beginning of period	$61,815	$86,077	$6,133	$5,857
Additions to segregated funds:
Deposits	2,137	1,761	32	58
Net transfers (to) from general funds	(1)	29	–	–
Net realized and unrealized gains (losses)	(207)	(1,922)	(94)	(183)
Other investment income	219	325	64	65
Total additions	$2,148	$193	$2	$(60)
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	1,786	2,026	129	119
Management fees	174	282	18	13
Taxes and other expenses	18	42	3	1
Foreign exchange rate movements	(235)	(570)	(203)	(6)
Total deductions	$1,743	$1,780	$(53)	$127
Net additions (deductions)	$405	$(1,587)	$55	$(187)
Balances, end of period	$62,220	$84,490	$6,188	$5,670

	Insurance Contracts		Investment Contracts
For the six months ended	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Balances, beginning of period	$59,025	$82,650	$5,962	$5,533
Additions to segregated funds:
Deposits	4,262	3,843	64	89
Net transfers (to) from general funds	(3)	149	–	–
Net realized and unrealized gains (losses)	2,740	2,357	357	168
Other investment income	354	450	100	103
Total additions	$7,353	$6,799	$521	$360
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	3,847	4,270	254	229
Management fees	338	562	33	31
Taxes and other expenses	58	92	8	5
Foreign exchange rate movements	(85)	35	–	(42)
Total deductions	$4,158	$4,959	$295	$223
Net additions (deductions)	$3,195	$1,840	$226	$137
Balances, end of period	$62,220	$84,490	$6,188	$5,670

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	61

11.    Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debt

SLF Inc. has provided a subordinated guarantee of certain preferred shares and a guarantee of certain subordinated debt issued by Sun Life Assurance. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2013
Revenue	$30	$586	$644	$(42)	$1,218
Shareholders’ net income (loss) from continuing operations	$429	$318	$149	$(475)	$421
Shareholders’ net income (loss) from discontinued operation	$–	$–	$20	$(12)	$8

June 30, 2012
Revenue	$140	$4,685	$880	$(523)	$5,182
Shareholders’ net income (loss) from continuing operations(1)	$80	$253	$(37)	$(22)	$274
Shareholders’ net income (loss) from discontinued operation	$–	$–	$(154)	$–	$(154)
(1) Balances have been restated. Refer to Notes 2 and 3.
Results for the six months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2013
Revenue	$138	$2,440	$2,656	$(226)	$5,008
Shareholders’ net income (loss) from continuing operations	$971	$716	$140	$(967)	$860
Shareholders’ net income (loss) from discontinued operation	$–	$–	$134	$(23)	$111

June 30, 2012
Revenue	$259	$7,371	$1,433	$(706)	$8,357
Shareholders’ net income (loss) from continuing operations(1)	$795	$618	$(9)	$(694)	$710
Shareholders’ net income (loss) from discontinued operation	$–	$–	$127	$–	$127

(1)	Balances have been restated. Refer to Notes 2 and 3

62	Sun Life Financial Inc.	Second Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Assets as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2013
Invested assets	$19,593	$98,848	$5,892	$(19,161)	$105,172
Total other general fund assets	$8,246	$12,486	$32,246	$(25,098)	$27,880
Investments for account of segregated fund holders	$–	$68,626	$28,738	$–	$97,364
Insurance contract liabilities	$–	$86,962	$2,179	$(2,604)	$86,537
Investment contract liabilities	$–	$2,453	$–	$–	$2,453
Total other general fund liabilities	$10,357	$9,494	$31,670	$(25,078)	$26,443

December 31, 2012
Invested assets(1)	$18,658	$99,454	$5,725	$(18,167)	$105,670
Total other general fund assets(1)	$8,239	$13,455	$33,081	$(27,274)	$27,501
Investments for account of segregated fund holders	$–	$65,177	$27,478	$–	$92,655
Insurance contract liabilities	$–	$89,160	$682	$(2,567)	$87,275
Investment contract liabilities	$–	$2,303	$–	$–	$2,303
Total other general fund liabilities(1)	$10,287	$9,799	$34,449	$(27,488)	$27,047

June 30, 2012
Invested assets(1)	$18,595	$96,900	$20,922	$(17,960)	$118,457
Total other general fund assets(1)	$8,094	$13,971	$21,125	$(29,452)	$13,738
Investments for account of segregated fund holders	$–	$62,070	$28,090	$–	$90,160
Insurance contract liabilities	$–	$87,726	$14,450	$(4,239)	$97,937
Investment contract liabilities	$–	$2,165	$976	$–	$3,141
Total other general fund liabilities(1)	$10,544	$9,788	$22,776	$(28,022)	$15,086

(1)	Balances have been restated. Refer to Note 2.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2013	63

12.    Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the EPS computations are as follows:

	For the three months ended		For the six months ended
	June 30, 2013	June 30, 2012(3)	June 30, 2013	June 30, 2012(3)
Basic EPS:
Common shareholders’ net income (loss) from continuing operations	$391	$244	$801	$649
Common shareholders’ net income (loss) from discontinued operation	$8	$(154)	$111	$127
Weighted average number of common shares outstanding (in millions)	603	591	602	589
Basic EPS:
Continuing operations	$0.65	$0.41	$1.33	$1.10
Discontinued operation	$0.01	$(0.26)	$0.18	$0.22
Total	$0.66	$0.15	$1.51	$1.32
Diluted EPS:
Common shareholders’ net income (loss) from continuing operations	$391	$244	$801	$649
Add: increase in income due to convertible instruments(1)	$2	$2	$5	$5
Common shareholders’ net income (loss) from continuing operations on a diluted basis	$393	$246	$806	$654
Common shareholders’ net income (loss) from discontinued operation	$8	$(154)	$111	$127
Weighted average number of common shares outstanding (in millions)	603	591	602	589
Add: dilutive impact of stock options(2) (in millions)	1	–	1	–
Add: dilutive impact of convertible securities(1) (in millions)	8	10	8	11
Weighted average number of common shares outstanding on a diluted basis (in millions)	612	601	611	600
Diluted EPS:
Continuing operations	$0.64	$0.41	$1.32	$1.09
Discontinued operation	$0.01	$(0.26)	$0.18	$0.21
Total	$0.65	$0.15	$1.50	$1.30

(1)	The convertible instruments are the SLEECS B issued by Sun Life Capital Trust.
(2)

The number of stock options that have not been included in the weighted average number of common shares used in the calculation of diluted EPS because these stock options were anti-dilutive amounted to 7 million for the three months and six months ended June 30, 2013 (11 million for the six and three months ended June 30, 2012).

(3)	Balances have been restated. Refer to Note 2.

13.    Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries are comprised of the following:

	For the three months ended		For the six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Recovered claims and benefits	$1,179	$1,033	$2,241	$2,078
Commissions	12	14	24	27
Reserve adjustments	(31)	46	32	84
Operating expenses and other	125	116	246	230
Reinsurance (expenses) recoveries	$1,285	$1,209	$2,543	$2,419

14.    Subsequent Event

Effective August 1, 2013, we completed the sale of our U.S. Annuities business and certain of our U.S. life insurance businesses as described in Note 3B. The disposition and the related loss on disposition will be recorded in the third quarter.

64	Sun Life Financial Inc.	Second Quarter 2013	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)